August 21, 2009

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-0504

Attention: Vince DiStefano, Esq.

VIA EDGAR AND OVERNIGHT MAIL

Re:	Registrant:	Gateway Trust
	File No.:	811-22099
	Filing Type:	Form N-1A

Dear Mr. DiStefano:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on August 14, 2009, regarding the Gateway Trust (the “Trust”) registration statement on Form N-1A for the Gateway Fund (the “Fund”), which was filed with the Commission on July 2, 2009 (the “Registration Statement”). For your convenience, we have included as Exhibit A a revised summary prospectus marked to indicate revisions.

For your convenience, we have summarized additional Staff comments below, followed by the Trust’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Trust in the Registration Statement. References to page numbers are to the prospectus included in the Registration Statement.

1.	Comment. Please delete the first line of text at the bottom of the “Table of Contents.”

Response. In response to the comment, the text has been deleted.

2.	Comment. In the section “Fund Fees & Expenses” on page 1 of the prospectus, please change the third and fourth words to “table” and “describes.”

Response. In response to the comment, the text has been edited accordingly.

3.	Comment. In the first paragraph under “Fund Fees & Expenses” on page 1 of the prospectus, please include a page reference where you refer to “How Sales Charges are Calculated.”

Response. In response to the comment, an appropriate page reference has been included.

4.	Comment. Please explain why “Acquired Fund Fees and Expenses” are omitted from the “Annual Fund Operating Expenses” table on page 1 of the prospectus.

Response. The fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more acquired funds do not exceed 0.01 percent (one basis point) of the average net assets of the Fund. In accordance with Instruction 3(f)(i) of Item 3 of Form N-1A, the Fund has included these fees and expenses (if any) under the sub-caption “Other Expenses” in lieu of including a separate line item in the table.

5.	Comment. Please use “standard” Form N-1A language in the Annual Fund Operating Expenses table.

Response. In response to the comment, the Annual Fund Operating Expenses table has been revised to more closely track the language suggested in Form N-1A.

6.	Comment. Please delete footnotes 1, 2, and 3 on page 1 of the prospectus and re-write in narrative form elsewhere in the prospectus. Please refer to Item 12(a) of Form N-1A.

Response. In response to the comment, footnote 2 has been deleted and the substance of the disclosure will be moved elsewhere in the prospectus. With regard to footnote 1, we believe that it is appropriate for investors contemplating the purchase of shares to be aware that they may be entitled to a reduced sales charge so that they may take the steps necessary to benefit from them. Therefore the first and second sentences of footnote 1 have been retained. Similarly, with regard to footnote 3, we believe that it is appropriate for investors contemplating the purchase of shares to be aware of all potential fees to which they may become subject pursuant to an investment in the Fund. In addition, in response to the comment and in furtherance of the SEC’s stated objective of providing “key information in plain English in a clear and concise format” through the summary prospectus, we have deleted the third sentence of footnote 1 and the second and third sentences of footnote 3 and combined footnote 1 with footnote 3.

7.	Comment. The contractual waiver disclosed in footnote 4 on page 2 of the prospectus must be in effect for one year from the effective date of the prospectus in order for the effects of the waiver to be included in the table. Please either extend the waiver until August 31, 2010, or remove the disclosure and present gross expenses in the table.

Response. The Trust acknowledges that Instruction 3(e) to Item 3 of Form N-1A appears to permit the inclusion of the fee waiver in the table only if it extends “no less than one year from the effective date of the Fund’s registration statement.” This requirement appears intended to ensure that the prospectus is not used during a period in which the fee waiver no longer applies, but does not appear to address “off cycle” amendments to registration statements. For example, Instruction 3(e), if applied to the Fund’s current prospectus dated May 1, 2009, would permit the inclusion of the fee waiver in the table because the waiver is effective through April 30, 2010. This prospectus would generally be used until May 1, 2010, the date of the Fund’s next “annual update.” It appears anomalous that the amendment of the Fund’s registration statement to meet the SEC’s new disclosure requirement should result in the waiver not being included, even though the waiver would be in effect during the entire period the new prospectus is being used (i.e., through April 30, 2010). Therefore, the Trust proposes to reflect the fee waiver in the table and undertakes to update its prospectus prior to the expiration of its current fee waiver on April 30, 2010.

8.	Comment. Please delete footnote 5 on page 2 of the prospectus and re-write in narrative form elsewhere in the prospectus.

Response. In response to the comment, the footnote has been deleted and rewritten in narrative form elsewhere in the prospectus.

9.	Comment. Please delete the asterisk footnote on page 2 of the prospectus and re-write in narrative form elsewhere in the prospectus. Please refer to Item 11(c) of Form N-1A.

Response. We respectfully submit that we believe that the footnote is appropriate, so that investors are reminded that a CDSC may apply in certain circumstances. See Instruction 2(b) of Item 3 of Form N-1A, which requires disclosure of “a fee charged for any redemption of the Fund’s shares,” and have therefore retained the footnote.

10.	Comment. Please delete the double asterisk footnote on page 2 of the prospectus and re-write in narrative form elsewhere in the prospectus. Please refer to Item 12(a) of Form N-1A.

Response. In response to the comment, the footnote has been deleted and rewritten in narrative form elsewhere in the prospectus.

11.	Comment. Please delete the triple asterisk footnote on page 2 of the prospectus and re-write in narrative form elsewhere in the prospectus.

Response. In response to the comment, the footnote has been deleted the footnote has been deleted and rewritten in narrative form elsewhere in the prospectus.

12.	Comment. In the first paragraph under the section “Principal Investment Strategies”, please clarify whether the equity securities purchased by the Fund may include securities other than common stock (e.g., warrants, convertible securities or preferred stock).

Response. In response to the comment, disclosure has been added to clarify that equity securities purchased by the Fund may include common stocks, preferred stocks, warrants, securities convertible into common or preferred stocks and other equity-like interests in an entity.

13.	Comment. In the first paragraph under the section “Principal Investment Strategies”, please add additional disclosure about the Adviser’s decision making strategy with respect to the Fund’s investments.

Response. In response to the comment, additional disclosure about the Adviser’s decision making strategy with regard to the Fund’s investments has been added.

14.	Comment. Please confirm if liquidity risk is a principal investment risk for the Fund. Please clarify whether all the Fund’s securities are liquid.

Response. Although the Fund may invest in illiquid securities from time to time, based on the Fund’s investment experience, the Fund believes that liquidity risk is not a principal risk of the Fund.

15.	Comment. Please either explain or delete the sentence that states “There are other circumstances which could prevent the Fund from achieving its investment goals” on page 3 of the prospectus.

Response. In response to the comment, the sentence has been deleted and replaced by the following “In addition, the Fund is subject to non-principal risks described in the section “Additional Risks” of the prospectus.”

16.	Comment. Please explain why the Fund believes that the Barclays Capital U.S. Aggregate Bond Index is an appropriate index. Please refer to Instruction 5 to Item 27(b)(7) of Form N-1A.

Response. The Fund seeks to capture the majority of the returns associated with equity market investments, while exposing investors to less risk than other equity investments. In addition, the Fund’s historical volatility has been closer to intermediate- to long-term fixed income investments and hybrid investments than to equity market investments. Since the Fund is not aware of any appropriate index reflecting both equity market investments and managed volatility, the Fund discloses the returns of two broad based indices, a popular indicator of the performance of the large capitalization sector of the U.S. stock market as its primary index (the S&P 500), and an unmanaged index of investment-grade bonds with one- to ten-year maturities issued by the U.S. government, its agencies and U.S. corporations as its secondary index (the Barclays Capital U.S. Aggregate Bond Index), each of which are widely recognized and used. In this regard, we note that Instruction 6 to Item 27(b)(7) of Form N-1A invites funds to use additional bond-based indices or non-securities market indices as secondary comparative indices.

17.	Comment. Please delete “The Fund acquired the assets and liabilities of the predecessor fund (the “Predecessor Fund”) in a reorganization (the “Reorganization”) on February 15, 2008.” from the first paragraph under the bar chart on page 4 of the prospectus.

Response. In response to the comment, the text has been deleted.

18.	Comment. Please delete “Total returns for the Class A shares have also been calculated to reflect returns after taxes on distributions only and returns after taxes on distributions and sales of the shares.” in the second paragraph on page 4 of the prospectus.

Response. In response to the comment, the text has been deleted.

19.	Comment. Please remove the information regarding the S&P 500 Index and Barclays Capital U.S. Aggregate Bond Index in the second paragraph on page 4 of the prospectus and include the information in a parenthetical adjacent to the appropriate line in the Average Annual Total Returns table.

Response. The requested change has not been made. We respectfully submit that making such a change would significantly reduce the readability of the table, which would not result in the presentation of information in “a clear and concise format.” In addition, the change is not required by the Form.

20.	Comment. Please delete “After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans, qualified plans, education savings accounts, such as 529 plans, or individual retirement accounts.” from the first asterisk footnote on page 4 of the prospectus.

Response. We respectfully submit that such disclosure is required pursuant to Item 4(b)(2)(iv)(B) of Form N-1A and have therefore retained it.

21.	Comment. Please delete “The Class A net expenses did not change as a result of the Reorganization” from the first dagger footnote on page 4 of the prospectus.

Response. In response to the comment, the text has been deleted and rewritten in narrative form elsewhere in the prospectus.

22.	Comment. Please delete “Additional information for purchasing or redeeming Fund shares can be found in the section “Fund Services” of the Prospectus and in the sections “Buying Shares” and “Redemptions” of the SAI.” in the last paragraph under the section “Purchase and Sale of Fund Shares” on page 5 of the prospectus.

Response. In response to the comment, the text has been deleted.

23.	Comment. Please add disclosure to the “Tax Information” section on page 5 of the prospectus that states that shareholders pay taxes on retirement plans, and that such taxes are deferred.

Response. The following disclosure, which is not required pursuant to Form N-1A, has been removed from such section “The Fund will provide you with an annual statement showing the amount and tax character of the distributions you received each year. Fund distributions are taxable whether you receive them in cash or in additional shares. Distributions by the Fund to retirement plans that qualify for tax-exempt treatment under federal income tax law generally will not be taxable.” Therefore, since the disclosure no longer refers to retirement plans, we respectfully submit that it is no longer necessary to clarify that shareholders pay taxes on retirement plans, and that such taxes are deferred.

24.	Comment. Please add “Principal” to the headings “Investment Strategies” and “Investment Risks” on pages 6 and 7 of the prospectus.

Response. We believe that it would appear confusing to investors to have duplicative section headings in a statutory prospectus. Therefore, in response to the comment, in an effort to delineate between the section titles, the title of the section “Investment Strategies” has been changed to “More Information About the Fund’s Investment Strategies.” Similarly, the title of the section “Investment Risks” has been changed to “More Information About the Fund’s Investment Risks.”

In connection with the above-referenced filing, we acknowledge that:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•

Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filing or in response to the Division of Investment Management’s comments on the filing.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete
John M. DelPrete Assistant Secretary Gateway Trust

cc:	Russell L. Kane, Esq.
Michael G. Doherty, Esq.
John M. Loder, Esq.

EXHIBIT A

Table of Contents

Fund Summary	1
Gateway Fund	1
Investment Goal, Strategies and Risks	6
Management Team	10
Meet the Fund’s Investment Adviser	10
Meet the Fund’s Portfolio Managers	11
Fund Services	11
Investing in the Fund	11
How Sales Charges Are Calculated	12
Compensation to Securities Dealers	15
It’s Easy to Open an Account	15
Buying Shares	17
Selling Shares	18
Selling Shares in Writing	19
Exchanging Shares	19
Restrictions on Buying, Selling and Exchanging Shares	20
How Fund Shares Are Priced	22
Dividends and Distributions	23
Tax Consequences	23
Additional Investor Services	24
Financial Performance	26
Glossary of Terms	30

~~If you have any questions about any of the terms used in this Prospectus, please refer to the “Glossary of Terms.”~~

To learn more about the possible risks of investing in the Fund, please refer to the section “Investment Risks.” This section details the risks of practices in which the Fund may engage. Please read this section carefully before you invest.

Fund shares are not bank deposits and are not guaranteed, endorsed or insured by the Federal Deposit Insurance Corporation or any other government agency, and are subject to investment risks, including possible loss of the principal invested.

Gateway Fund

Investment Goal

The Fund seeks to capture the majority of the returns associated with equity market investments, while exposing investors to less risk than other equity investments.

Fund Fees & Expenses

The following table~~s~~ describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Natixis Fund Complex. More information about these and other discounts is available from your financial professional and in the section “How Sales Charges are Calculated” on page 12 of the Prospectus and in the section “Reduced Sales Charges” of the Statement of Additional Information (“SAI”).

Shareholder Fees (fees paid directly from your investment)	Class A		Class C
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	5.75	%[1]~~,2~~	None
Maximum deferred sales charge (load) (as a percentage of original purchase price or redemption proceeds, as applicable)~~[2]~~ 	[1]	~~[3]~~	1.00%
Redemption fees	None	*	None	*

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class A		Class C
Management fees	0.65%		0.65%
Distribution and/or service (12b-1) fees	0.25%		1.00	%~~**~~
Other expenses	0.14	%~~[5]~~ 	0.18%
Total annual fund operating expenses	1.04%		1.83%
~~Less:~~ Fee reduction and/or expense reimbursement[2]~~[4]~~	0.10%		0.13%
~~Net Expenses~~Total annual fund operating expenses after fee reduction and/or expense reimbursement	0.94%		1.70%

Example

This example~~***~~, which is based upon the expenses shown in the “Annual Fund Operating Expenses” table, is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same and all dividends and distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

		Class C
	Class A	If shares are redeemed	If shares are not redeemed
1 year	$665	$272	$172
3 years	$878	$561	$561
5 years	$1,107	$976	$976
10 years	$1,764	$2,132	$2,132

1	A reduced sales charge on Class A shares applies in some cases. See the section “How Sales Charges Are Calculated” within the section “Fund Services.” A 1.00% contingent deferred sales charge (“CDSC”) applies with respect to certain purchases of Class A shares greater than $1,000,000 redeemed within 1 year after purchase, but not to any other purchases or redemptions of Class A shares. ~~Investors who were shareholders of the Fund’s predecessor (the “Predecessor Fund”) as of February 15, 2008, the date of the reorganization (the “Reorganization”), may purchase additional Class A shares of the Fund without the imposition of an initial sales charge.~~

~~2 Does not apply to reinvested dividends or other distributions.~~

~~3 A 1.00% contingent deferred sales charge (“CDSC”) applies with respect to certain purchases of Class A shares greater than $1,000,000 redeemed within 1 year after purchase, but not to any other purchases or redemptions of Class A shares. Investors who were shareholders of the Predecessor Fund as of the date of the Reorganization will not be subject to the imposition of a CDSC. See the section “How Sales Charges Are Calculated” within the section “Fund Services.”~~

~~4~~2	The Adviser has given a binding contractual undertaking to the Fund to limit the amount of the Fund’s total annual fund operating expenses, exclusive of Acquired Fund Fees and Expenses, brokerage expenses, interest expense, taxes and extraordinary expenses, such as litigation and indemnification expenses, to 0.94% and 1.70% of the Fund’s average daily net assets for Classes A and C shares, respectively. This undertaking is in effect through April 30, 2010 and may be terminated before then only with the consent of the Fund’s Board of Trustees. The Fund’s Adviser will be permitted to recover, on a class by class basis, management fees reduced and/or expenses it has borne through the undertakings described in this footnote to the extent that a class’ expenses in later periods fall below the annual rates set forth in the relevant undertaking. The Adviser may not recover any such reduced fees and expenses with respect to a class more than one year after the end of the fiscal year in which the fee/expense was deferred. Without this undertaking, expenses would be higher.

~~5 “Other expenses” are based on the expense arrangements that have been in place following the Reorganization and include administrative services fees.~~

*	Generally, a transaction fee will be charged for expedited payment of redemption proceeds of $5.50 for wire transfers, $50 for international wire transfers or $20.50 for overnight delivery. These fees are subject to change.

~~** Because of the higher service and distribution (12b-1) fees, long-term shareholders may pay more than the economic equivalent of the maximum front-end sales charge permitted by the rules of the Financial Industry Regulatory Authority.~~

~~***The examples are based on the Net Expenses for the first year illustrated in the example and on the Total Annual Fund Operating Expenses for the remaining years.~~

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes for you if your Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance. During its most recently ended fiscal year, the Fund’s portfolio turnover rate was 38% of the average value of its portfolio.

Investments, Risks and Performance

Principal Investment Strategies

Under normal circumstances, the Fund invests in a broadly diversified portfolio of common stocks, while also selling index call options. The Fund also buys index put options, which can protect the Fund from a significant market decline that may occur over a short period of time.

The Fund invests in a diversified stock portfolio, generally consisting of approximately 200 to 400 stocks. The Adviser uses a multi-factor quantitative model to evaluate approximately 9,000 equity securities in order to construct a portfolio of U.S.-exchange-traded equities that meets the criteria and constraints established by the Adviser. The Fund continuously writes index call options, typically on broad-based securities market indices, on the full value of its broadly diversified stock portfolio. The Fund may buy index put options in an attempt to protect the Fund from a significant market decline that may occur over a short period of time.

The combination of the diversified stock portfolio, the cash flow from the sale of index call options and the downside protection from index put options is intended to provide the Fund with the majority of the returns associated with equity market investments while exposing investors to less risk than other equity investments. The Fund may invest in companies with small, medium or large market capitalizations. Equity securities purchased by the Fund may include U.S.-exchange-listed common stocks, American Depositary Receipts (ADRs), ~~and~~ interests in real estate investment trusts (REITs), common stocks, preferred stocks, warrants, securities convertible into common or preferred stocks and other equity-like interests in an entity.

From time to time, the Fund may reduce its holdings of put options, resulting in an increased exposure to a market decline. The Fund may invest in foreign securities traded in U.S. markets (through ADRs or stocks traded in U.S. dollars). The Fund may also invest in other investment companies, including money market funds, to the extent permitted by the Investment Company Act of 1940 (the “1940 Act”). The Fund may enter into repurchase agreements and/or hold cash and cash equivalents. As a temporary defensive measure, the Fund may purchase U.S. government securities, certificates of deposit, commercial paper, bankers’ acceptance, and/or repurchase agreements or hold cash (U.S. Dollars, foreign currencies or multinational currency units) for temporary defensive purposes in response to adverse market, economic or political conditions, or, under normal circumstances, for purposes of liquidity. These investments may prevent the Fund from achieving its investment objective.

The Fund not only strives for the majority of the returns associated with equity market investments, but also returns in excess of those available from other investments comparable in volatility. With its core investment in equities, the Fund is significantly less vulnerable to fluctuations in value caused by interest rate volatility, a risk factor present in both fixed income and hybrid investments, although the Fund expects to generally have lower long-term returns than a portfolio consisting solely of equity securities. The Fund intends that its index option-based risk management strategy will limit the volatility inherent in equities while sacrificing less of the higher equity returns than hybrid investments.

Principal Risks

The principal risks of investing in the Fund are described below. ~~There are other circumstances which could prevent the Fund from achieving its investment goals~~In addition, the Fund is subject to non-principal risks described in the section “Additional Risks” of the prospectus. You may lose money by investing in the Fund.

Correlation risk: The effectiveness of the Fund’s index option-based risk management strategy may be reduced if the Fund’s equity portfolio does not correlate to the index underlying its option positions.

Equity securities risk: The value of the Fund’s investments in equity securities could be subject to unpredictable declines in the value of individual securities and periods of below-average performance in individual securities or in the equity market as a whole. In the event an issuer is liquidated or declares bankruptcy, the claims of owners of the issuer’s bonds and preferred stock take precedence over the claims of those who own common stock.

Foreign securities risk: The Fund’s investment in foreign securities traded in U.S. markets, including ADRs, are subject to foreign currency fluctuations, higher volatility than U.S. securities and limited liquidity. Political, economic and information risks are also associated with foreign securities. Investments in emerging markets may be subject to these risks to a greater extent than those in more developed markets.

Management risk: A strategy used by the Fund’s portfolio managers may fail to produce the intended result.

Market risk: The market value of a security may move up and down, sometimes rapidly and unpredictably, based upon a change in an issuer’s financial condition as well as overall market and economic conditions.

Options risk: The value of the Fund’s positions in index options could fluctuate in response to changes in the value of the underlying index. Writing index call options can reduce the risk of owning stocks, but it limits the opportunity to profit from an increase in the market value of stocks in exchange for up-front cash at the time of selling the call option. The Fund also risks losing all or part of the cash paid for purchasing index put options. Unusual market conditions or the lack of a ready market for any particular option at a specific time may reduce the effectiveness of the Fund’s option strategies, and for these and other reasons the Fund’s option strategies may not reduce the Fund’s volatility to the extent desired.

REITs risk: Investments in the real estate industry are particularly sensitive to economic downturns and are sensitive to factors such as changes in real estate values, property taxes, interest rates, cash flow of underlying real estate assets, occupancy rates, government regulations affecting zoning, land use and rents, and the management skill and credit worthiness of the issuer. Many REITs are heavily leveraged, increasing their risk.

Risk/Return Bar Chart and Table

The bar chart and table shown below provide some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by showing how the Fund’s average annual returns for the one-year, five-year and ten-year periods compare with those of a broad measure of market performance and a measure of the performance of investment-grade bonds with one- to ten-year maturities. The Fund’s past performance (before and after taxes) does not necessarily indicate how the Fund will perform in the future. Updated performance information is available online at www.funds.natixis.com and/or by calling the Fund toll-free at 800-225-5478.

The bar chart shows the Fund’s total returns for Class A shares for each of the last ten calendar years.† The returns for Class C shares differ from the Class A returns shown in the bar chart to the extent their expenses differ. The chart does not reflect any sales charge that you may be required to pay when you buy or redeem the Fund’s shares. A sales charge will reduce your return.

▲	Highest Quarterly Return: Fourth Quarter 2002, up 9.55%

▼	Lowest Quarterly Return: Fourth Quarter 2008, down 11.15%

The table below shows how average annual total returns†† for the Class A and Class C shares of the Fund (before and after taxes for Class A) for the one-year, five-year and ten-year periods compare to those of the S&P 500 Index and the Barclays Capital U.S. Aggregate Bond Index (formerly known as the “Lehman Aggregate Bond Index”). The S&P 500 Index is a popular indicator of the performance of the large capitalization sector of the U.S. stock market. The Barclays Capital U.S. Aggregate Bond Index is an unmanaged index of investment-grade bonds with one- to ten-year maturities issued by the U.S. government, its agencies and U.S. corporations. You can not invest directly in an index. The Fund’s total returns reflect, on a class by class basis, expenses and the maximum sales charge that you may be required to pay when you buy or redeem the Fund’s shares. ~~The Fund acquired the assets and liabilities of the predecessor fund (the “Predecessor Fund”) in a reorganization (the “Reorganization”) on February 15, 2008.~~

~~Total returns for the Class A shares have also been calculated to reflect returns after taxes on distributions only and returns after taxes on distributions and sales of the shares.~~ The S&P 500 Index and the Barclays Capital U.S. Aggregate Bond Index returns have not been adjusted for ongoing management, distribution and operating expenses and sales charges applicable to mutual fund investments and does not reflect a deduction for fees, expenses or taxes.

Average Annual Total Returns (for the periods ended December 31, 2008) ††	Past 1 Year	Past 5 Years	Past 10 Years
Class A - Return Before Taxes	-18.88%	1.55%	2.91%
Class A - Return After Taxes on Distributions*	-19.12%	1.02%	2.35%
Class A - Return After Taxes on Distributions & Sale of Fund Shares*	-11.91%	1.07%	2.25%
Class C - Return Before Taxes	-15.38%	1.97%	2.68%
S&P 500 Index	-37.00%	-2.19%	-1.38%
Barclays Capital U.S. Aggregate Bond Index	5.24%	4.65%	5.63%

*	After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans, qualified plans, education savings accounts, such as 529 plans, or individual retirement accounts. The after-tax returns are shown for only one class of the Fund. After-tax returns for the other classes of the Fund will vary. In some cases the after-tax returns may exceed the return before taxes due to an assumed tax benefit from any losses on a sale of fund shares at the end of the measurement period.

†	The returns shown in the bar chart for periods prior to February 15, 2008 reflect the performance of the Fund’s predecessor (the “Predecessor Fund”) ~~Predecessor Fund~~. The Fund acquired the assets and liabilities of the Predecessor Fund in a reorganization (the “Reorganization”) on February 15, 2008. Shareholders of the Predecessor Fund received Class A shares of the Fund in the Reorganization. The Fund’s Class A and Class C shares were not outstanding prior to the Reorganization. ~~The Class A net expenses did not change as a result of the Reorganization.~~

††	The returns shown for periods prior to February 15, 2008 reflect the performance from the Predecessor Fund. The Predecessor Fund’s performance has been adjusted to reflect the sales loads of Class A shares. For the periods prior to the inception of Class C shares (February 19, 2008), performance shown for Class C shares is based upon the Predecessor Fund’s returns restated to reflect the higher expenses and sales loads of Class C shares.

Management

Investment Adviser

Gateway Investment Advisers, LLC (“Gateway” or the “Adviser”)

Portfolio Managers

J. Patrick Rogers, CFA, president and CEO of the Adviser, has served as co-portfolio manager of the Fund (including the Predecessor Fund) since December 2006.

Paul R. Stewart, CFA, senior vice president and chief investment officer of the Adviser, has served as co-portfolio manager of the Fund (including the Predecessor Fund) since December 2006.

Michael T. Buckius, CFA, senior vice president and portfolio manager of the Adviser, has served as co-portfolio manager of the Fund since June 2008.

Purchase and Sale of Fund Shares

The following chart shows the investment minimums for various types of accounts:

Type of Account	Minimum Initial Purchase	Minimum Subsequent Purchase
Any account other than those listed below	$2,500	$100
For shareholders participating in Natixis Funds’ Investment Builder Program	$1,000	$50
For Traditional IRA, Roth IRA, Rollover IRA, SEP-IRA and Keogh plans using the Natixis Funds’ prototype document (direct accounts, not held through intermediary)	$1,000	$100
Coverdell Education Savings Accounts	$500	$100

The Fund’s shares are redeemable on any business day through your investment dealer, by mail, by exchange, by wire, through the Automated Clearing House system, by telephone or by the Systematic Withdrawal Plan. ~~Additional information for purchasing or redeeming Fund shares can be found in the section “Fund Services” of the Prospectus and in the sections “Buying Shares” and “Redemptions” of the SAI.~~

Tax Information

Distributions of investment income are generally taxable to you as ordinary income. Distributions of capital gains may be taxable as either long-term capital gain or ordinary income depending on how long the Fund owned the investments that generated the gains. ~~The Fund will provide you with an annual statement showing the amount and tax character of the distributions you received each year. Fund distributions are taxable whether you receive them in cash or in additional shares. Distributions by the Fund to retirement plans that qualify for tax-exempt treatment under federal income tax law generally will not be taxable.~~

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of the Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s website for more information.